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                                                                    Exhibit 99.4



                   [Baldwin Piano & Organ Company Letterhead]


CONTACTS:  Perry Schwartz - CFO             Ken DiPaola or Joel Pomerantz
           Baldwin Piano                    The Dilenschneider Group, Inc.
           (513) 576-4518                   (212) 922-0900


                   BALDWIN PIANO REPORTS THIRD QUARTER RESULTS

             SALES UP 8%, EXCLUDING LAST YEAR'S NON-RECURRING ITEM;

               MARKET SHARE MAINTENANCE STRATEGY APPEARS ON TARGET


         LOVELAND, OH, October 22, 1998 -- Baldwin Piano & Organ Company (NASDAQ:BPAO) today announced results for the third quarter and nine months ended September 30, 1998.

         Third-quarter net sales rose 8 percent to $34.3 million, up from $31.6 million last year before the impact of a $2.3 million non-recurring item. Including last year's non-recurring item, related to the phase-out of the company's dealer consignment sales program, third-quarter 1997 net sales were $33.9 million.

         Net earnings for the third quarter were $93,000, or 3 cents per diluted share, compared with $1.1 million, or 30 cents per diluted share, a year earlier. Last year's third- quarter earnings included non-recurring income of $79,000, or 2 cents per diluted share.

         For the first nine months of 1998, Baldwin reported net income of $634,000, or 18 cents per diluted share, on sales of $98.1 million. A year ago, the company earned $2.9 million, or 85 cents per diluted share, on sales of $103.6 million. Results for the first nine months of 1997 include non-recurring income of $1.1 million, or 30 cents per diluted share. Excluding last year's $15 million of non-recurring sales, sales for the nine-month period rose 11 percent.

         Commenting on the results, Karen L. Hendricks, president, chairman and chief executive officer of Baldwin said, "As previously disclosed, the financial crisis in Asia has prompted our competitors to step up imports of low-end pianos in a very major way. This has put significant downward pressure on retail prices and profitability in the high-volume vertical piano segment of our business.

                                     (more)


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                                       -2-

         "In the face of this competitive threat, we adopted a strategy designed to preserve the market share and showroom visibility that is essential to Baldwin's long-term success. That strategy appears to be working so far. While low-priced competing pianos have pared margins considerably, unit volume in vertical pianos is up sharply from second- quarter levels. We suspect burgeoning inventories of Asian pianos will continue to exert pressure on margins and sales in the fourth quarter.

         "Sales of Baldwin's high-end grand pianos, the largest share of our revenues, remained strong, a tribute to the great success of our Concert Master electronic player system, which has been very well received by our high-end customers.

         "Late in the third quarter, we began dealer shipments of a new line of grand pianos featuring super high-gloss polyester finishes, an alternative to the traditional lacquer finish. Early indications are that demand for this new finish is strong, and we see an excellent opportunity here to dramatically expand Baldwin's share of the high margin grand piano market.

         "Baldwin's third-quarter contract electronics sales grew 10 percent to $10 million, up from $9 million a year ago. New contracts represented 85 percent of this growth. However, contract electronic's rapid growth also triggered supply constraints and additional costs required to fulfill existing customer demand on a timely basis. Beyond 1998, new growth will be more strictly managed with a focus on profitability and our ability to meet existing customer commitments. By successfully targeting specific market niches that are less closely tied to changing economic conditions, this business should continue to grow at a healthy pace.

         "Third-quarter revenues for KAC, Baldwin's retail financing unit, grew 14 percent to $2.4 million, up from $2.1 million a year ago. FAS-125, which we adopted in 1997, increased revenues by 2 percent this quarter."

         Ms. Hendricks added, "During the period, Baldwin continued to improve capacity utilization at its various plants. Steady progress on this front has been most encouraging. However, with the threat posed by Asian imports, Baldwin is actively exploring ways to address capacity issues even more aggressively."

                                     (more)


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                                       -3-

         Baldwin Piano & Organ Company has marketed keyboard musical products for over 136 years and has been providing consumer financing for the keyboard industry for nearly a century. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

                                      # # #

"Safe Harbor" statement under the Private Securities Litigation Reform Act of
      1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

            (Condensed Earnings Statement and Balance Sheet Attached)






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                 BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                        CONSOLIDATED SUMMARY OF EARNINGS
                  (In Thousands, except net earnings per share)


                                                              Three Months Ended               Nine Months Ended
                                                                 September 30,                   September 30,
                                                          ------------------------         ------------------------
                                                            1998           1997              1998           1997
                                                          ---------      ---------         ---------      ---------

Net sales(1)                                              $  34,277      $  33,915         $  98,072      $ 103,629
Cost of goods sold(1)                                        28,884         26,539            81,953         83,324
                                                          ---------      ---------         ---------      ---------
  Gross profit                                                5,393          7,376            16,119         20,305
Interest income on installment receivables                    2,371          2,090             6,679          6,315
Other operating income, net                                     223            386               966          1,807
Selling, general and administrative(2,3)                     (6,951)        (7,556)          (20,564)       (21,453)
Interest expense                                               (885)          (592)           (2,170)        (2,248)
                                                          ---------      ---------         ---------      ---------
  Earnings before income taxes                                  151          1,704             1,030          4,726
Income taxes(1,2,3)                                              58            645               396          1,779
                                                          =========      =========         =========      =========
  Net earnings                                            $      93      $   1,059         $     634      $   2,947
                                                          =========      =========         =========      =========
  Net earnings excluding one time events                  $      93      $     980         $     634      $   1,887
                                                          =========      =========         =========      =========
Basic earnings per share                                  $    0.03      $    0.31         $    0.18      $    0.86
                                                          =========      =========         =========      =========
Basic earnings per share excluding one time events        $    0.03      $    0.28         $    0.18      $    0.55
                                                          =========      =========         =========      =========
Diluted earnings per share                                $    0.03      $    0.30         $    0.18      $    0.85
                                                          =========      =========         =========      =========
Average number of shares outstanding                          3,453          3,442             3,450          3,432
                                                          =========      =========         =========      =========
Diluted number of shares outstanding                          3,465          3,489             3,502          3,479
                                                          =========      =========         =========      =========


                       CONSOLIDATED SUMMARY BALANCE SHEETS
                                 (In Thousands)


                                                                                                September 30,
                                                                                           -----------------------
                                                                                             1998            1997
                                                                                           --------       --------
Assets
  Receivables, net                                                                         $ 24,649       $ 23,756
  Inventories                                                                                51,925         39,158
  Other current assets                                                                        7,381          8,482
                                                                                           --------       --------
    Total current assets                                                                     83,955         71,396
  Installment receivables, less current portion                                              13,329         13,381
  Property, plant and equipment, net                                                         24,754         15,650
  Other assets                                                                               14,235         11,789
                                                                                           ========       ========
    Total assets                                                                           $136,273       $112,216
                                                                                           ========       ========

Liabilities and Shareholders' Equity
  Current portion of long-term debt                                                        $  1,000       $ 27,808
  Other liabilities                                                                          18,948         15,359
                                                                                           --------       --------
    Total current liabilities                                                                19,948         43,167
  Long-term debt, less current portion                                                       49,199          2,675
  Other liabilities                                                                           6,275          7,069
  Shareholders' equity                                                                       60,851         59,305
                                                                                           ========       ========
    Total liabilities and shareholders' equity                                             $136,273       $112,216
                                                                                           ========       ========


1) 1997 year-to-date Sales and Cost of Sales included one time sales of $15.0 million and associated cost of sales related to the Company's decision to phase out of its Consignment inventory program. The sales (and associated LIFO impact) increased reported net income by 4 cents per share in the third quarter of 1997 and by 71 cents per share for the first nine months of 1997. This increase was offset by one-time expenses detailed in footnotes #2 and #3 to account for a one-time gain of 31 cents per share for the first nine months of 1997.
(2) Prior year Cost of Sales and S,G&A included one time expenses associated with the Company's decision to phase out its Church Organ business. The expense reduced reported net income by 30 cents per share for the first nine months 1997.
(3) Prior year S,G&A expense included one time expenses for a proxy defense. The expense reduced reported net income by 1 cent per share for the third quarter of 1997 and 10 cents per share for the first six months of 1997.